UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For March 9, 2021

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires, Argentina:
Investor Relations Leandro Perez Castaño, Finance and IR Manager. * leandro_perez@tgs.com.ar Carlos Almagro, Investor Relations Officer * carlos_almagro@tgs.com.ar	Media Relations Mario Yaniskowski * mario_yaniskowski@tgs.com.ar tgs announces results for the

fourth quarter ended on December 31, 2020(1)

Transportadora de Gas del Sur ("tgs", "the Company", “us”, “our”, or “we”) is the leader in Argentina in the transportation of natural gas, transporting approximately 60% of the gas consumed in the country, through more than 5,700 miles of gas pipelines, with a firm-contracted capacity of 2.9 Bcf/d. We are one of the main natural gas processors. In addition, our infrastructure investments in Vaca Muerta formation is a milestone with the aim of becoming one of the main Midstreamers at Vaca Muerta.

Our shares are traded on NYSE (New York Stock Exchange) and BYMA (Bolsas y Mercados Argentinos S.A.).

Our controlling company is Compañía de Inversiones de Energía S.A. ("CIESA"), which owns 51% of the total share capital. CIESA’s shareholders are: (i) Pampa Energía S.A. with 50%, (ii) Grupo Investor Petroquímica S.L. (member of the GIP group, led by the Sielecki family) and PCT L.L.C. hold the remaining 50%.

For further information, see our website www.tgs.com.ar

Stock Information

BYMA Symbol: TGSU2

NYSE Symbol: TGS (1 ADS = 5 ordinary shares)

Shareholding structure as of December 31, 2020

tgs holds 794,495,283 issued shares and 752,761,058 outstanding shares.

Buenos Aires, Argentina, March 9, 2021

During the fourth quarter ended December 31, 2020 (4Q2020), total comprehensive loss amounted to Ps. 3,546 million, or Ps. 4.71 per share (Ps. 23.53 per ADS), compared to total comprehensive income of Ps. 5,933 million, or Ps. 7.63 per share (Ps. 38.16 per ADS) for the same period in 2019 (4Q2019).

Financial results recorded a negative variation of Ps. 6,223 million.

Operating profit for 4Q2020 amounted to Ps. 2,774 million, a decrease of Ps. 3,759 million compared to 4Q2019. This variation was mainly due to:

➢Lower revenues of Ps. 4,150 million (or -24%). This decline was due to the decrease in revenues from the Natural Gas Liquids Production and Commercialization (Liquids) and Natural Gas Transportation segments of Ps. 2,505 million and Ps. 1,876 million, respectively. It is worth noting that no tariff increases were applied in October 2019 and April and October 2020 as per the RTI.

➢Impairment loss of Ps. 3,114 million on property, plant and equipment (“PPE”) assets for the Natural Gas Transportation segment.

➢Operating costs and administrative and commercialization expenses decreased by Ps. 3,752 million compared to 4Q2019.

(1)The financial information presented in this press release is based on consolidated financial statements presented in constant Argentine pesos as of December 31, 2020 (Ps.) which is based on the application of the International Financial Reporting Standards (IFRS).

Transportadora de Gas del Sur S.A. 2

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

http://www.tgs.com.ar

4Q 2020 EARNINGS RELEASE

4Q2020 highlights and subsequent events

➢On December 17, 2020, Presidential Decree No. 1,020/2020 (“Decree 1,020”) was published by which the Executive Branch initiated the renegotiation of the Integral Tariff Renegotiation ("RTI") concluded in 2018. The new RTI process may not exceed 2 years. The renegotiation agreements in force were suspended.

➢In addition, Decree 1,020 extended the tariff freeze until the transitional tariffs will be approved. ENARGAS's intervention was also extended for a one-year period (until 12/23/2021).

➢On December 3, 2020, the Energy Secretariat launched the first bidding process following the Plan Gas.Ar as determined by Presidential Decree No. 892/2020. On December 15, 2020 through Resolution No. 391/2020 the volumes and prices of natural gas were awarded, resulting in an average price of US$ 3.50 per million BTU (British Thermal Units).

➢Within Plan Gas.Ar framework, on February 2, 2021, a new bidding process was launched for additional supply of natural gas production in the winter season. The awarding event will take place on March 10.

➢During February 2021, through of Resolutions No. 117/2021 and 47/2021, the Energy Secretariat and ENARGAS called for public hearings to be held on March 15 and 16, in order to consider the subsidy to be paid by the National Government to natural gas producers, as well as the transition tariff increase applicable to the licensees of natural gas transportation and distribution public services.

COVID-19 and the measures adopted

The COVID-19 pandemic, which caused a global collapse in the demand for products and services as a consequence of the lockdown measures adopted by countries to stop the spread of the virus, paired with tensions in the oil market, has created a climate of unprecedented volatility and uncertainty that has triggered significant declines of commodity prices and the stock markets.

During 4Q2020, the social and preventive isolation measures ordered by the Argentine government continued following the adoption of Presidential Decree No. 297/2020 issued on March 20, 2020, despite certain flexibilities.

All our activities are considered an essential public service. Therefore, despite the social and preventive isolation measures in place, the company has continued to provide normal services considering all necessary protection measures of our personnel and the communities in which we operate.

Furthermore, considering the situation affecting our operations and financial results, we have implemented a series of additional measures to mitigate the impact and guarantee the continuity of our operations and the health of our employees, including:

•adoption of all measures ordered by the government to ensure the health of our employees and the communities where we operate,

•optimization of capital investments and operating and administrative expenses, without affecting the safety and reliability tasks that allow us to operate the pipeline system in accordance with current regulations,

•suspension of works that do not affect the integrity of the natural gas pipeline system, and

•adoption of a comprehensive daily control of cash flow to optimize its use and protect its value.

In the Natural Gas Transportation segment, tariffs remained unchanged. Similarly, as a result of the prevention measures mentioned above, there were some delays in the collection process from our main customers during March and April, affecting our receivables. Such delays were

4Q 2020 EARNINGS RELEASE

partially normalized by the end of the second quarter of 2020. In 4Q2020, all collections for this business segment were in line with the agreed deadlines.

During 4Q2020 natural gas deliveries declined due to lower economic activity and the isolation measures. However, 80% of our revenues in the Natural Gas Transportation business segment corresponds to firm natural gas transportation services.

In the Liquids production and commercialiation segment, the international reference prices for Liquids continued to recover after the sharp decrease during the first part of the year. However, this recovery was not enough to offset the negative impact of inflation.

On the other hand, the operations at the Cerri Complex were carried out without interruptions and following the sanitary protocols, reaching a production level of 338,028 short tons in 4Q2020 (5% above 4Q2019). However, there were some delays in the loading of vessels, mainly due to repairs made at the loading docks and labor strikes at the country's ports.

Considering our current financial position and the measures taken previously, we estimate that we will have sufficient resources to meet our current working capital needs, finance capital expenditures and pay off short-term financial debt without incurring in any additional debt.

Despite the aforementioned measures, the scale and duration of these developments remain uncertain and could impact our operating results, cash flow and financial condition, but they will depend on the severity of the health emergency and the success of the government’s measures adopted thus far as well as any future ones.

Analysis of the results

We posted total revenues of Ps. 13,338 million in 4Q2020, a Ps. 4,150 million decrease compared to Ps. 17,488 million recorded in 4Q2019.

4Q 2020 EARNINGS RELEASE

The breakdown of operating costs, administrative and commercialization expenses, excluding depreciation, for 4Q2020 and 4Q2019 is shown below:

Operating costs and administrative and selling expenses, excluding depreciation, decreased by approximately Ps. 3,752 million in 4Q2020 compared to 4Q2019. This variation is mainly explained by lower: (i) natural gas costs (lower volumes purchased and prices due to the inflation restatement effect in accordance with IAS 29 - "Financial Reporting in Hyperinflationary Economies" ("IAS 29") and lower prices in US dollars), (ii) operating costs as a result of measures adopted to mitigate the negative impact of COVID-19 and (iii) lower taxes, fees and contributions (due lower export taxes and turnover tax).

Financial results are presented in gross terms considering the effects of change in the currency purchasing power ("Gain on monetary position") in a single separate line. In 4Q2020, financial results recorded a negative variation of Ps. 6,223 million compared to 4Q2019. This variation is mainly due to the negative impact of the results generated by financial assets, the lower gain on monetary position and a lower negative exchange rate difference (a lower depreciation of the Argentine peso and liability position in foreign currency during 4Q2020).

Analysis of operating profit by business segment

4Q 2020 EARNINGS RELEASE

Natural Gas Transportation

Operating profit before depreciation and impairment of the Natural Gas Transportation segment decreased by Ps. 300 million.

Natural gas transportation revenues accounted for approximately 39% and 40% of total revenues in 4Q2020 and 4Q2019, respectively.

Revenues from this segment derived mainly from firm natural gas transportation contracts, which represented approximately 81% of the revenues of this segment in 4Q2020 and 4Q2019.

Operating Information

3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Bcf/day
86%
84%
82%
80%
78%
76%
74%
72%
70%
68%
4Q2016
4Q2017
4Q2018
4Q2019
4Q2020

	4Q2016	4Q2017	4Q2018	4Q2019	4Q2020
% revenues Firm contracts	74%	79%	84%	81%	81%
Average firm contracted capacity	2.8	2.8	2.9	2.9	2.9
Average daily deliveries	2.1	2.1	2.2	2.2	2.2

This tariff segment, subject to ENARGAS regulation, received its last tariff increase on April 1st, 2019, following Resolution No. 192/2019.

The decrease in operating profit was mainly related to lower revenues given the lack of a tariff adjustment to compensate for the negative variation associated with the inflation restatement effect under IAS 29, and the recognition of the PPE impairment charge in this business segment of Ps. 3,114 million.

These effects were partially offset by the cost reduction measures adopted in order to mitigate the impact of COVID-19 in our operations.

4Q 2020 EARNINGS RELEASE

Liquids Production and Commercialization

Liquids Production and Commercialization revenues accounted for approximately 52% and 54% of total revenues in 4Q2020 and 4Q2019, respectively. During 4Q2020, production reached 338,024 short tons (16.948 short tons higher than 4Q2019).

Operating profit before depreciation of this business segment in 4Q2020 was Ps. 305 million lower than in 4Q2019, reaching Ps. 3,285 million (Ps. 3,590 million in 4Q2019). This variation stems from lower revenues of Ps. 2,505 million, an effect that was partially offset by the natural gas cost decline (mainly lower average price) and lower exports tax.

Liquids revenues were Ps. 6,897 million in 4Q2020, Ps. 2,505 million lower than 4Q2019. This is mainly due to the restatement impact under IAS 29 of Ps. 2,513 million, the Ps. 1,557 million export volumes decline, and ethane and natural gasoline prices decreases of Ps. 655 million and Ps. 353 million, respectively. These effects were partially offset by the increase in the nominal variation of the exchange rate on U.S. dollar-denominated sales of Ps. 1,983 million, and higher LPG and ethane volumes sold in the domestic market of Ps. 521 million.

Total volumes dispatched decreased by 10%, or 33,954 short tons in 4Q2020, compared to 4Q2019, resulting mainly from lower exported volumes, which were partially offset by higher volumes sold in the local market.

The breakdown of volumes dispatched by market and product and revenues by market is included below:

4Q 2020 EARNINGS RELEASE

Other Services and Telecommunications

This business segment mainly includes services such as midstream and telecommunications, representing approximately 10% and 6% of our total revenues in 4Q2020 and 4Q2019, respectively.

Operating profit before depreciation increased by Ps. 257 million (57%) mainly as a result of a Ps. 231 million higher revenues in 4Q2020 compared to 4Q2019, and a Ps. 20 million decrease in operating costs due to lower expenses incurred by the joint venture for the construction of a natural gas pipeline in the province of Santa Fe ("UT").

The increase in revenues was mainly due to: (i) higher natural gas transportation and conditioning services at Vaca Muerta area amounting to Ps. 351 million, (ii) the nominal effect of the exchange rate on U.S. dollar-denominated sales of Ps. 205 million and (iii) higher revenues for construction services of Ps. 63 million. These effects were partially offset by lower steam services of Ps. 53 million, operation and maintenance services of Ps. 40 million, and natural gas compression services of Ps. 40 million.

Financial position analysis

Net debt

As of December 31, 2020, our net debt amounted to Ps. 23,319 million compared to Ps. 31,004 million as of December 31, 2019. Our total net financial debt is totally denominated in US dollars for both dates (which is shown in pesos in the table below).

The table below shows a reconciliation of our net debt:

4Q 2020 EARNINGS RELEASE

Liquidity and capital resources

The net variation in cash and cash equivalents for 4Q2020 and 4Q2019 was as follows:

Below is a reconciliation of the free cash flows for the 4Q2020 and 4Q2019:

During 4Q2020, cash flow generated by the operating activities amounted to Ps. 5,445 million, Ps. 958 million lower than in 4Q2019, and was mainly due to a decline in operating profit before depreciation, impairment and an increase in working capital, which were partially offset by lower income tax payments.

Cash flow used by investing activities amounted to Ps. 7,427 million in 4Q2020, compared to a cash flow of Ps. 5,251 million in 4Q2019, mainly due to the payment for the acquisition of financial assets not considered cash equivalents made during 4Q2020, while a decrease was recorded in 4Q2019. PPE acquisitions, on the other hand, were Ps. 4,307 million lower after the construction of the midstream business at Vaca Muerta was completed, together with the COVID-19 impact.

Finally, cash flow used for financing activities amounted to Ps. 231 million in 4Q2020, while in 4Q2019 there was a generation of Ps. 87 million. This negative variantion was due to the borrowing of financial debt in 4Q2019, an effect that was partially offset by the higher amounts allocated in 4Q2019 to the repurchase of treasury shares and payment of cash dividends.

4Q 2020 EARNINGS RELEASE

4Q2020 earnings conference call

We invite you to participate in the conference call to discuss this 4Q2020 announcement on Wednesday March 10, 2021 at 9:00 a.m. Eastern Time / 11:00 a.m. Buenos Aires time. To listen to the call from USA dial: +1-877-407-9210, and for international calls dial: +1-201-689-8049. To view the webcast, go to www.tgs.com.ar.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Rounding: Certain figures included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in our Financial Statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

4Q 2020 EARNINGS RELEASE

Transportadora de Gas del Sur S.A.

Financial Information for the 4Q2020 and 4Q2019 and for the Full year 2020 and 2019

(In millions of Argentine pesos, except for per share and per ADS information in pesos or where otherwise indicated)

	Fourth Quarter		Full year	
	4Q2020	4Q2019	2020	2019
Natural Gas Transportation	5,170	7,046	23,502	30,796
Liquids Production and Commercialization	6,897	9,402	27,597	31,500
Other Services	1,271	1,040	4,773	3,816
Revenues	**13,338**	**17,488**	**55,871**	**66,112**
Operating costs	(5,058)	(8,148)	(21,745)	(28,365)
Administrative and Selling Expenses	(799)	(1,461)	(4,310)	(5,642)
Other Operating Results	25	(25)	100	(174)
Operating profit before depreciation	**7,506**	**7,854**	**29,916**	**31,931**
Depreciation	(1,618)	(1,321)	(6,162)	(5,031)
Impairment of PPE	(3,114)	-	(3,114)	-
Operating profit	**2,774**	**6,533**	**20,641**	**26,899**
Net Financial Results	(5,498)	725	(12,972)	(3,945)
Share of gain / (loss) from associates	2	(20)	21	(43)
Total comprehensive (loss) / income before Income Tax	**(2,722)**	**7,238**	**7,691**	**22,912**
Income Tax expense	(824)	(1,305)	(4,404)	(5,479)
Total comprehensive (loss) / income	**(3,546)**	**5,933**	**3,286**	**17,433**
(Loss) / earnings per share	**(4.71)**	**7.63**	**4.31**	**22.46**
(Loss) / earnings per ADS	**(23.53)**	**38.16**	**21.55**	**112.31**

Financial Results for the 4Q2020 and 4Q2019, and Full year 2020 and Full year 2019

(In millions of Argentine Pesos)

	4Q2020	4Q2019	Full Year 2020	Full Year 2019
Financial income				
Interest	158	220	547	980
Foreign exchange gain	1,810	740	4,969	10,640
Subtotal	**1,968**	**960**	**5,516**	**11,620**
Financial expenses				
Interest	(862)	(870)	(3,358)	(3,417)
Foreign exchange gain	(3,823)	(2,034)	(14,836)	(21,288)
less Capitalized financial costs	-	(69)	-	607
Subtotal	**(4,685)**	**(2,973)**	**(18,194)**	**(24,098)**
Other financial results				
Derivative financial instruments results	135	(314)	450	(26)
Acquisition of Notes results	-	-	399	-
Results on assets at fair value through profit or loss	(4,577)	(7)	(7,266)	738
Others	(72)	(120)	(358)	(558)
Subtotal	**(4,514)**	**(441)**	**(6,775)**	**154**
Gain on monetary position	**1,733**	**3,179**	**6,481**	**8,379**
Total	**(5,498)**	**725**	**(12,972)**	**(3,945)**

4Q 2020 EARNINGS RELEASE

Business segment information

Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine Pesos)				
Full Year 2020					
Revenues	23,502	27,597	4,364	409	55,871
Operating profit before depreciation	16,226	10,856	2,749	86	29,916
Depreciation	(4,563)	(383)	(1,216)	-	(6,162)
Impairment	(3,114)	-	-	-	(3,114)
Operating profit	8,549	10,473	1,533	86	20,641
Full Year 2019					
Revenues	30,796	31,500	3,440	376	66,112
Operating profit before depreciation	20,480	9,791	1,539	120	31,931
Depreciation	(4,082)	(336)	(613)	-	(5,031)
Operating profit	16,398	9,455	926	120	26,899

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine Pesos)				
4Q2020					
Revenues	5,170	6,897	1,184	87	13,338
Operating profit before depreciation	3,514	3,285	697	10	7,506
Depreciation	(1,214)	(99)	(305)	-	(1,618)
Impairment	(3,114)	-	-	-	(3,114)
Operating (loss) / profit	(814)	3,186	392	10	2,774
4Q2019					
Revenues	7,046	9,402	958	82	17,488
Operating profit before depreciation	3,814	3,590	436	14	7,854
Depreciation	(1,048)	(90)	(183)	-	(1,321)
Operating profit	2,766	3,500	253	14	6,533

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine pesos without inflation adjustment - non audited)				
Full Year 2020					
Revenues	19,892	23,766	3,729	338	47,725
Operating profit before depreciation	13,928	9,656	2,354	62	26,000
Depreciation	(784)	(97)	(488)	-	(1,369)
Operating profit	13,144	9,559	1,866	62	24,631
Full Year 2019					
Revenues	18,400	18,973	2,112	223	39,708
Operating profit before depreciation	12,383	5,987	899	81	19,350
Depreciation	(462)	(67)	(164)	-	(693)
Operating profit	11,921	5,920	735	81	18,657

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine pesos without inflation adjustment - non audited)				
4Q2020					
Revenues	4,957	6,685	1,125	48	12,815
Operating profit before depreciation	3,379	3,210	673	- 28	7,234
Depreciation	(255)	(27)	(124)	-	(406)
Operating profit	3,124	3,183	549	- 28	6,828
4Q2019					
Revenues	4,968	6,677	676	57	12,378
Operating profit before depreciation	2,733	2,635	257	11	5,636
Depreciation	(134)	(21)	(56)	-	(211)
Operating profit	2,599	2,614	201	11	5,425

4Q 2020 EARNINGS RELEASE

4Q 2020 EARNINGS RELEASE

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the Full Years 2020 and 2019

(In millions of Argentine pesos)

	2020	2019
Cash flows provided by operating activities		
Total comprehensive income for the year	3,286	17,433
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	6,161	5,031
Impairment of property, plant and equipment	3,114	-
Derivate financial instruments results	(450)	26
Disposal of property, plant and equipment	35	137
Increase in allowances and provisions	325	363
Share of loss from associates	(21)	43
Interest expense accrual	3,216	2,598
Interest income on other financial assets other than cash and cash equivalents	7,785	(137)
Income tax	4,404	5,479
Doubtful accounts	95	3
Foreign exchange loss	11,555	12,100
Acquisition of Notes	(399)	-
Gain on monetary position	(7,019)	(8,994)
Changes in assets and liabilities:		
Trade receivables	(304)	(5,083)
Other receivables	(554)	(2,503)
Inventories	(264)	72
Trade payables	144	192
Payroll and social security taxes payable	500	361
Taxes payable	6	(180)
Contract assets	57	(28)
Other payables	14	282
Provisions	(8)	(10)
Interest paid	(2,747)	(2,777)
Income tax paid	(1,167)	(6,645)
Contract liabilities	88	585
Derivative financial instruments results	662	30
Cash flows provided by operating activities	**28,514**	**18,378**
Cash flows used in investing activities		
Additions to property, plant and equipment	(7,770)	(21,690)
Financial assets not considered cash equivalents	(22,318)	(969)
Cash flows used in investing activities	**(30,088)**	**(22,659)**
Cash flows used in financing activities		
Payment of loans	(1,354)	-
Payment of leases	-	(26)
Cost of adquisition of treasury shares	(2,721)	(3,527)
Dividend paid	-	(13,289)
Proceeds from loans	-	1,432
Cost of adquisition of notes	(1,000)	-
Cash flows used in financing activities	**(5,075)**	**(15,410)**
Net decrease in cash and cash equivalents	**(6,649)**	**(19,691)**
Cash and cash equivalents at the beginning of the year	13,294	34,859
Foreign exchange gain on cash and cash equivalents	761	5,066
Monetary result effect on cash and cash equivalents	(2,753)	(6,940)
Cash and cash equivalents at the end of the year	**4,653**	**13,294**

    SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán Diego Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice president

Date: March 9, 2021